

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2015

Richard Hubbell
Chief Executive Officer
Marine Products Corporation
2801 Buford Highway NE, Ste. 520
Atlanta, GA 30329

   Re: **Marine Products Corporation**
       Form 10-K for Fiscal Year Ended December 31, 2014
       Filed February 27, 2015
       File No. 001-16263

Dear Mr. Hubbell:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ J. Nolan McWilliams

        J. Nolan McWilliams
        Attorney-Advisor
        Office of Transportation and Leisure